UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

NIO Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in China. In December 2021, the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered in mainland China. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity of China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, other than certain holding vehicles of Mr. Bin Li as specified below (“Founder Vehicles”), certain holding vehicles of Tencent Holdings Limited as specified below (“Tencent entities”) and Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries (“Baillie Gifford entities”), no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023. Founder Vehicles, Tencent entities and Baillie Gifford entities in aggregate held over a majority of the Company’s aggregate voting power as of February 28, 2023. Additionally, to the Company’s best knowledge, none of Founder Vehicles, Tencent entities and Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries is owned or controlled by a governmental entity of China.

●	Founder Vehicles include Originalwish Limited, mobike Global Ltd., NIO Users Trust, NIO Users Limited and NIO Users Community Limited. Among Founder Vehicles, (i) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iii) 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which ordinary shares 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares were held on record by NIO Users Limited and 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. Founder Vehicles beneficially owned 9.8% of the Company’s total outstanding shares and held 44.2% of the Company’s aggregate voting power as of February 28, 2023.

●	Tencent entities include Mount Putuo Investment Limited, Image Frame Investment, a wholly-owned subsidiary of Tencent Holdings Limited and Huang River Investment Limited. Among Tencent entities, (i) Mount Putuo Investment Limited held 40,905,125 Class B ordinary shares, (ii) Image Frame Investment (HK) Limited held 87,388,807 Class B ordinary shares, (iii) a wholly-owned subsidiary of Tencent Holdings Limited held 146,578 Class A ordinary shares, and (iv) Huang River Investment Limited beneficially owned 35,809,119 Class A ordinary shares, as of March 4, 2021, based on a Schedule 13D/A filed jointly by Tencent entities with the SEC on March 4, 2021. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. All of the Class B ordinary shares held by Tencent entities have been converted to Class A ordinary shares upon the listing of the Company's Class A ordinary shares on the Hong Kong Stock Exchange (the “Conversion”). Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Tencent entities’ shareholding does not change since the Conversion, Tencent entities beneficially owned 9.7% of the Company’s total outstanding shares and held 5.9% of the Company’s aggregate voting power as of February 28, 2023.

●	Baillie Gifford entities beneficially owned 121,059,075 ADSs representing 121,059,075 Class A ordinary shares, and 290,619 Class A ordinary shares of the Company as of December 31, 2022, based on a Schedule 13G/A filed on January 23, 2023 by Baillie Gifford & Co. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming the shareholding of Baillie Gifford entities does not change since December 31, 2022, Baillie Gifford entities beneficially owned 7.2% of the Company’s total outstanding shares and held 4.4% of the Company’s aggregate voting power as of February 28, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023 for more details.

In addition, the Company is not aware of any governmental entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

	By :	/s/ Wei Feng
	Name :	Wei Feng
	Title :	Chief Financial Officer

Date: April 28, 2023